CHINA YOUTV CORP.

FORM 8-K/A
(Current report filing)

Filed 08/21/09 for the Period Ending 08/19/09

Telephone	861059212300
CIK	0001329136
Symbol	CYTV
SIC Code	1000 - Metal Mining
Industry	Gold & Silver
Sector	Basic Materials
Fiscal Year	06/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : August 19, 2009

CHINA YOUTV CORPORATION

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

333 - 130767

(Commission File Number)

N/A

(I. R. S. Employer Identification No.)

8th floor, MeiLinDaSha, Ji 2, GongTi Road, East, Beijing, China 10027

(Address of principal executive offices, including zip code.)

(8610) 5921-2300

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Item 4.01   Changes in Registrant's Certifying Accountant

On August 5, 2009, the Registrant, with the approval and consent of the Board of Directors have dismissed Moore & Associates as our independent auditors. During the period of engagement between May 13, 2009 and August 5, 2009, Moore & Associates have not provided us any review of our quarterly financial statements or audit any of our year end financial statements.

During the engagement there were no disagreements with Moore & Associates, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Moore and Associates, satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements.

The Registrant has requested that Moore & Associates, furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements.

On August 5, 2009, the Registrant have re-appointed our previous auditor, Michael T. Studer CPA as its independent accountant was approved by the Board of Directors and the management.

Michael T. Studer was our independent accountant until May 13, 2009. During the period from May 13, 2009 and August 5, 2009 the registrant has not consulted Michael T Studer CPA regarding any matters set forth in Item 304(a) (2) (i) or (ii) of Regulation S-B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA YOUTV CORP.

Date : August 21, 2009   /s/ Michael Lee

                  By :   Michael Lee
                          Director / Secretary

EXHIBIT INDEX

Exhibit No.   Description of Exhibit

16.1   Letter from Moore and Associates, Chartered, dated August 19, 2009, to the Securities and Exchange Commission regarding statements included in this Form 8-K/A

Exhibit 16.1

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS

August 19, 2009

U. S. Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549

Re : China YouTV Corp.

We were previously the principal auditors for China YouTV
Corp. and during the period of engagement between May 13,
2009 and August 5, 2009 we have not provided any review for
any quarterly financial statements or audited any of the
year end financial statements. We have read China YouTV
Corp.'s statements under Item 4 of its Form 8-K/A, dated
August 19, 2009, and we agree with such statements.

For the most recent fiscal period through to August 19,
2009, there have been no disagreements between China YouTV
Corp. and Moore & Associates, Chartered on any matter of
accounting principles or practices, financial statement
disclosure, or auditing scope or procedure, which
disagreement, if not resolved to the satisfaction of Moore
& Associates, Chartered would have caused it to make a
reference to the subject matter of the disagreement in
connection with its reports.

Yours truly,

/s/ Moore & Associates

Moore & Associates, Chartered
Las Vegas, Nevada

6490 West Desert Inn Road, Las Vegas, NV 89146
(702) 253-7499 Fax (702) 253-7501